Allegion Public Limited Company
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

October 29, 2013

Ajay Koduri, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-5546

RE: Allegion Public Limited Company
Amendment No. 2 to Form 10-12B
Filed October 15, 2013
File No. 001-35971

Dear Mr. Koduri:

This is in response to a letter dated October 24, 2013 from the Staff of the Securities and Exchange Commission (the “Staff”) to Patrick S. Shannon, Director of Allegion Public Limited Company (the “Company”), relating to the above referenced Registration Statement (the "Registration Statement").

The Registration Statement has been revised via Pre-Effective Amendment No. 3 in response to the Staff's comments and generally updates financial information related to the nine month period ended September 30, 2013 and certain other information. In addition, we are providing the following response to the Staff's comment letter. For your convenience, we have set forth the Staff's comments below followed by our response.

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

2013 Impairment Test, page 74

1.
Refer to the Form 8-K filed by your parent, Ingersoll Rand, dated October 14, 2013. We note that as a result of the interim impairment test you recognized a $137.6 million non- cash pre-tax goodwill impairment in the financial statements for the quarter ended September 30, 2013 related to the EMEIA reporting unit. Please update the disclosure herein and elsewhere in the document to include the most recent information about the goodwill impairment. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.

Our Response:

In response to the Staff's comment, the Company has revised its disclosure within the "Liquidity and Capital Resources" on page 64 and "Critical Accounting Policies" on pages 68-69 of Pre-Effective Amendment No. 3 of the Registration Statement to update disclosures related to the EMEIA goodwill impairment.

* * * * *

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 317-810-3372.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Director

cc:    Securities and Exchange Commission
Larry Spirgel, Esq.
Celeste M. Murphy, Esq.
Paul Fischer, Esq.
Sharon Virga
Ivette Leon

3